SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Women First HealthCare, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

978150 10 0

(CUSIP Number)

May 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 978150 10 0

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
GreenLeaf Capital, L.P., a Delaware limited partnership (IRS Identification No. 06-1539445), the sole general partner of which is GreenLeaf GP, L.L.C., a Delaware limited liability company.  The members of GreenLeaf GP, L.L.C. are Jeffrey R. Jay, William Laverack, Jr., and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 343,584 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 343,584 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,584 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 1.50%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 978150 10 0

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Broad Street Associates, LLC, a Delaware limited liability company (IRS Identification No. 06-1629578).  The managing members of Broad Street Associates, LLC are Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 515,376 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 515,376 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,376 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 2.24%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 978150 10 0

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Private Debt Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1626655), the sole general partner of which is Whitney Private Debt GP, L.L.C., a Delaware limited liability company.  The managing members of Whitney Private Debt GP, L.L.C. are Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 535,800 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 535,800 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,800 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 2.28%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 978150 10 0

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. H. Whitney Mezzanine Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1515013), the sole general partner of which is Whitney GP, L.L.C., a Delaware limited liability company.  The members of Whitney GP, L.L.C. are Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 535,800 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 535,800 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,800 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 2.28%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Women First HealthCare, Inc.
(b)	Address of Issuer's Principal Executive Offices 12220 El Camino Real, Suite 400 San Diego, CA 92130

Item 2.
(a)	Name of Person Filing

(i)            GreenLeaf Capital, L.P. is a Delaware limited partnership.  The name of the general partner of GreenLeaf Capital, L.P. is GreenLeaf GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of GreenLeaf GP, L.L.C. are as follows:  Jeffrey R. Jay, William Laverack, Jr., and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           Broad Street Associates, LLC, is a Delaware limited liability company.  The names and business address of the managing members of Broad Street Associates are as follows: Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)          Whitney Private Debt Fund, L.P., is a Delaware limited partnership.  The name of the general partner of Whitney Private Debt Fund, L.P., is Whitney Private Debt GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Private Debt GP, L.L.C. are as follows:  Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iv)          J.H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  The name of the general partner of J.H. Whitney Mezzanine Fund, L.P. is Whitney GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of Whitney GP, L.L.C. are as follows: Peter M. Castleman,  James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence (i) GreenLeaf Capital, L.P. 177 Broad Street Stamford, CT 06901

(ii) Broad Street Associates, LLC 177 Broad Street Stamford, CT 06901
(iii) Whitney Private Debt Fund, L.P. 177 Broad Street Stamford, CT 06901
(iv) J. H. Whitney Mezzanine Fund, L.P. 177 Broad Street Stamford, CT 06901
(c)	Citizenship

(i)            GreenLeaf Capital, L.P. is a Delaware limited partnership.  Its general  partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(ii) Broad Street Associates, LLC is a Delaware limited liability company. All of the individual managing members of Broad Street Associates, LLC are citizens of the United States.

(iii)          Whitney Private Debt Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(iv)          J. H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 978150 10 0

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of May 15, 2003(1)
	(a)	Amount beneficially owned:
GreenLeaf Capital, L.P. is the beneficial owner of 343,584 shares.(2)

(1)           GreenLeaf Capital, L.P., Broad Street Associates, LLC, Whitney Private Debt Fund, L.P. and J.H. Whitney Mezzanine Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

(2)           Shares issuable upon the conversion of the issuer’s Series B Preferred Stock.

Broad Street Associates, LLC is the beneficial owner of 515,376 shares.(2)
Whitney Private Debt Fund, L.P. is the beneficial owner of 535,800 shares.(3)
J. H. Whitney Mezzanine Fund, L.P. is the beneficial owner of 535,800 shares.(3)
(b)	Percent of class:
1.50% for GreenLeaf Capital, L.P.;
2.24% for Broad Street Associates, L.P.;
2.28 for Whitney Private Debt Fund, L.P.; and
2.28% for J. H. Whitney Mezzanine Fund, L.P.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
343,584 shares for GreenLeaf Capital, L.P.(2);
515,376 shares for Broad Street Associates, LLC(2);
535,800 shares for Whitney Private Debt Fund, L.P.(3); and
535,800 shares for J. H. Whitney Mezzanine Fund, L.P.(3)
(ii) Shared power to vote or to direct the vote
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.
(iii) Sole power to dispose or to direct the disposition of
343,584 shares for GreenLeaf Capital, L.P.(2);

(3)             Shares issuable upon the exercise of Warrants.

515,376 shares for Broad Street Associates, LLC(2);
535,800 shares for Whitney Private Debt Fund, L.P.(3); and
535,800 shares for J. H. Whitney Mezzanine Fund, L.P.(3)
(iv) Shared power to dispose or to direct the disposition of
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by GreenLeaf Capital, L.P., Broad Street Associates, LLC, Whitney Private Debt Fund, L.P., and J. H. Whitney Mezzanine Fund, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of GreenLeaf Capital, L.P., Broad Street Associates, LLC, Whitney Private Debt Fund, L.P. and J.H. Whitney Mezzanine Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.

Date:    May 20, 2003

GREENLEAF CAPITAL, L.P.

By:	GreenLeaf GP, L.L.C.

By:	/s/ Michael R. Stone
Michael R. Stone

Managing Member

BROAD STREETASSOCIATES, LLC

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien

Managing Member

WHITNEY PRIVATE DEBT FUND, L.P.

By:	Whitney Private Debt GP, L.L.C.

By:	/s/ Daniel J. O’Brien

Daniel J. O’Brien

Managing Member

J. H. WHITNEY MEZZANINE FUND, L.P.

By:	Whitney GP, L.L.C.

By:	/s/ Daniel J. O’Brien

Daniel J. O’Brien

Managing Member

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Women First HealthCare, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of May, 2003.

GREENLEAF CAPITAL, L.P.
By:	GreenLeaf GP, L.L.C.

By:	/s/ Michael R. Stone
Michael R. Stone

Managing Member

BROAD STREET ASSOCIATES, LLC

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien

Managing Member

WHITNEY PRIVATE DEBT FUND, L.P.
By:	Whitney Private Debt GP, L.L.C.

By:	/s/ Daniel J. O’Brien

Daniel J. O’Brien

Managing Member

J. H. WHITNEY MEZZANINE FUND, L.P.
By:	Whitney GP, L.L.C.

By:	/s/ Daniel J. O’Brien

Daniel J. O’Brien

Managing Member